Filed by Washington Mutual, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Providian Financial
Corporation
Registration No.: 333-126353
     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the completion of the merger between Washington Mutual and Providian, the integration processes, and other statements identified by words such as “expects,” “believes” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) adverse governmental or regulatory policies may be enacted; (5) competition from other financial services companies in Washington Mutual’s and Providian’s markets could adversely affect each company’s operating results and business plans, including plans to expand Providian’s card originations through Washington Mutual’s branches and other channels; and (6) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations and the costs or availability of funding. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing the definitive proxy statement/prospectus for the shareholders of Providian, and Washington Mutual and Providian will each be filing other documents regarding the proposed transaction with the

SEC. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to Providian’s shareholders on or about August 3, 2005. The definitive proxy statement/prospectus and other documents are available free of charge at the SEC’s Internet site (http://www.sec.gov) and may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”
•	Included in this filing is a press release issued by Washington Mutual on August 31, 2005

August 31, 2005
For Immediate Release

Washington Mutual’s Focus On Seamless Integration of Providian
Providian Shareholders Approve Acquisition
SEATTLE – Washington Mutual, Inc. (NYSE: WM) today issued the following statement regarding the approval by Providian Financial Corporation’s shareholders of the company’s acquisition of Providian (NYSE: PVN).
“We’re delighted to receive such a strong endorsement of this compelling combination from Providian’s shareholders today,” said Kerry Killinger, Washington Mutual chairman and chief executive officer. “We believe the combination of our nationwide retail distribution system, our deep capital resources and our broad mid-market customer base with Providian’s superb credit-card lending track record and similar mid-market customer base will prove a winning formula for customers, employees, and shareholders of both companies.”
Killinger added: “This morning’s approval means we have cleared the final hurdle to welcoming Providian into the Washington Mutual family. Our teams are diligently focused on a well executed integration effort that will help to ensure a seamless transition for customers and employees alike.”
The transaction is expected to close on October 1, 2005.
Providian Chairman and Chief Executive Officer Joseph Saunders announced today at a special meeting that Providian shareholders overwhelmingly approved the acquisition. Specifically, 83 percent of the 237,791,081 shares voted were in favor of the merger (67 percent of the total outstanding shares.) A majority of the total outstanding shares were needed to approve the transaction.
About Washington Mutual

With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At June 30, 2005, Washington Mutual and its subsidiaries had assets of $323.53 billion. Washington Mutual currently operates more than 2,400 retail banking, mortgage lending, commercial banking and financial services offices throughout the nation. Washington Mutual’s press releases are available at www.wamunewsroom.com.
Legal Information
This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing the definitive proxy statement/prospectus for the shareholders of Providian, and Washington Mutual and Providian will each be filing other documents regarding the proposed transaction with the SEC. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus was first mailed to Providian’s shareholders on or about August 3, 2005. The definitive proxy statement/prospectus and other documents are available free of charge at the SEC’s Internet site (http://www.sec.gov) and may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”
Forward Looking Statements
Statements contained in this press release which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the completion of the merger between Washington Mutual and Providian, the integration processes, and other statements identified by words such as “expects,” “believes” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) adverse governmental or regulatory policies may be enacted; (5) competition from other financial services companies in Washington Mutual’s and Providian’s markets could adversely affect each company’s operating results and business plans, including plans to expand Providian’s card originations through Washington Mutual’s branches and other channels; and (6) general business and economic conditions, including movements in interest rates, which could adversely affect credit quality and loan originations and the costs or availability of funding. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.